[Loeb & Loeb LLP]	MITCHELL NUSSBAUM Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

August 25, 2008

Jeffrey P. Reidler, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Genesis Pharmaceuticals Enterprises, Inc.
Registration Statement on Form S-1
File No. 333-152328

Dear Mr. Reidler:

On behalf of our client, Genesis Pharmaceuticals Enterprises, Inc., a Florida corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (No. 333-152328) (together, the “Registration Statement”). Amendment No. 1 responds to the comments set forth in the Staff’s letter dated July 24, 2008 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.

The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

Dollar Value of Underlying Securities

1.
The total dollar value dollar value of the common stock underlying the 6% Convertible Subordinate Debentures due November 30, 2010 (the “Debentures”) and the common stock purchase warrants (the “November Warrants”) issued in connection with the Company’s November 2007 private placement was $12,000,000 on November 7, 2007. This number is based on the contractually agreed minimum number of underlying securities to be registered for resale at such time (30,000,000) and the market price per share ($0.40) for the Company’s common stock on November 7, 2007, the date of issuance of the Debentures and November Warrants.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

The total dollar value dollar value of the common stock underlying the 6% Convertible Notes due May 30, 2010 (the “Notes”) and the common stock purchase warrants (the “Class A Warrants”) issued in connection with the Company’s May 2008 private placement was $67,500,000 on May 30, 2008. This number is based on the contractually agreed minimum number of underlying securities to be registered for resale at such time (225,000,000) and the market price per share ($0.30) for the Company’s common stock on May 30, 2008, the date of issuance of the Notes and Class A Warrants.

The above disclosure has been added on page 4 of the prospectus included with Amendment No. 1.

Payment to the Investor and Affiliates

2.	November 2007 private placement

The following are tables disclosing the dollar amount of each payment required to be made by the Company to any selling shareholder or any affiliate of a selling shareholder. There are no other persons with whom any selling shareholder has a contractual relationship with regarding the transactions.

Gross proceeds from issuance of the Debentures:	$5,000,000.00
Payments in connection with the transaction that the Company has made or will make:
Finder's fee (1)	$250,000.00
Pope Investments, LLC(legal fees reimbursement)(2)	$20,000.00
Legal fees (1)	$69,000.00
Total Payments made by the Company:	$339,000.00
Net proceeds to issuer:	$4,661,000.00

(1) Not paid to a selling shareholder or any affiliate of a selling shareholder.
(2) Pope Investments, LLC is a selling shareholder.

The following is a table disclosing the interest payments required to be made to Pope Investments, LLC, one of the selling shareholders, during the life of the Debentures.

Date	Interest Payment Amount
5/31/2008	$150,000.00
11/30/2008	$150,000.00
5/31/2009	$150,000.00
11/30/2009	$150,000.00
5/31/2010	$150,000.00
Total Interest Payments	$750,000.00

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

The net proceeds to the Company from the sale of the Debentures was $4,661,00.00 on November 7, 2007; such amount includes the payment of fees, including legal fees and finder’s fees, associated with the placement of the Debentures and November Warrants. The total amount of possible payments, including interest payments but excluding the repayment of principal, to Pope Investments, LLC and any of its affiliates in the first year following November 7, 2007, the date of sale of the Debentures, and assuming that none of the Debentures are converted into common stock would be $300,000.00.

May 2008 private placement

The following are tables disclosing the dollar amount of each payment required to be made by the Company to any selling shareholder or any affiliate of a selling shareholder. There are no other persons with whom any selling shareholder has a contractual relationship with regarding the transactions.

Gross proceeds from issuance of the Notes:	$30,000,000.00
Payments in connection with the transaction that the Company has made or will make:
Placement agent fees(1)	$1,500,000.00
Legal fees(1)	$166,500.00
Pope Investments, LLC(legal fees reimbursement)(2)	$20,000.00
Bank wire fees, printing and shipping fees (3)	$3,510.00
Total Payments made by the Company:	$1,690,010.00
Net proceeds to issuer:	$28,309,990.00

(1) Not paid to a selling shareholder or any affiliate of a selling shareholder.
(2) Pope Investments, LLC is a selling shareholder.

The following is a table disclosing the interest payments required to be made to the selling shareholders during the life of the Notes.

Date	Interest Payment Amount
11/30/2008	$900,000.00
5/30/2009	$900,000.00
11/30/2009	$900,000.00
5/30/2010	$900,000.00
11/30/2010	$900,000.00
5/30/2011	$900,000.00
Total Interest Payments	$ 5,400,000.00

The net proceeds to the Company from the sale of the Notes was $24,313,500 on May 30, 2008; such amount includes the payment of fees, including legal fees, finder’s fees and bank wire, printing and shipping fees, associated with the placement of the Notes and Class A Warrants and holdback amounts. Subsequent to May 30, 2008, the Company received the remaining $3,996,490 from the release of the holdback amounts. The total amount of possible payments, including interest payments but excluding the repayment of principal, to the selling shareholders and any of their affiliates in the first year following May 30, 2008, the date of sale of the Notes, and assuming that none of the Notes are converted into common stock would be $1,800,000.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

The above disclosure has been added on page 4 of the prospectus included with Amendment No. 1.

Potential Profits on Conversion

3.
The following is a table disclosing the aggregate amount of possible profit which could be realized by the selling shareholders as a result of the conversion discount for the securities underlying the Debentures and November Warrants.

The conversion price of $0.25 for the Debentures on the date of issuance represents a discount of $0.15 to $0.40 which was the market price per share for our common stock on November 7, 2007, the date of issuance of the Debentures and November Warrants. The exercise price of $0.32 for the November Warrants on the date of issuance represents a discount of $0.08.

Market price per share on November 7, 2007 of common stock underlying the Debentures and November Warrants:	$0.40
Conversion price per share on November 7, 2007 of securities underlying the Debentures:	$0.25
Exercise price per share on November 7, 2007 of securities underlying the November Warrants	$0.32
Total shares underlying Debentures (at a conversion price of $0.25)	20,000,000
Total shares underlying November Warrants	10,000,000
Combined market price of the total number of shares (20,000,000) underlying the Debentures using $0.40 market price	$8,000,000
Combined conversion price of shares underlying the Debentures	$5,000,000
Total possible discount to market price of shares underlying the Debentures	$3,000,000
Combined market price of the total number of shares (10,000,000) underlying the November Warrants using $0.40 market price	$4,000,000
Combined exercise price of shares underlying the November Warrants	$3,200,000
Total possible discount to market price of shares underlying the November Warrants	$800,000
Total possible discount to market price:	$3,800,000

Pursuant to the terms of the Debentures, if the Company closes on the sale or issuance of common stock at a price, or issues convertible securities with a conversion price or exercise price which is less than the conversion price then in effect, the conversion price will be reduced to the lower price.

Pursuant to the terms of the November Warrants, if the Company closes on the sale or issuance of common stock at a price, or issues convertible securities with a conversion price or exercise price which is less than the conversion price then in effect, the exercise price will be reduced to the lower price and the number of shares of common stock underlying the November Warrants will be adjusted.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

As a result of the May 2008 private placement:

•	pursuant to section 3(g)(ii) of the Debentures, the conversion price was reduced from $0.25 to $0.20 per share; and

•
pursuant to sections 6(c) and 6(d) of the November Warrants, the exercise price of the November Warrants was reduced from $0.32 to $0.20 and the total number of shares of common stock underlying the November Warrants was increased to 16,000,000 from 10,000,000.

The following is a table disclosing the aggregate amount of possible profit which could be realized by the selling shareholders as a result of the conversion discount for the securities underlying the Notes and the Class A Warrants.

The conversion price of $0.20 for the Notes represents a discount of $0.10 to $0.30 which was the market price per share for our common stock on May 30, 2008, the date of issuance of the Notes and the Class A Warrants. The exercise price of $0.25 for the Class A Warrants represents a discount of $0.05.

Market price per share on May 30, 2008 of common stock underlying the Notes and Class A Warrants:	$0.30
Conversion price per share on May 30, 2008 of securities underlying the Notes:	$0.20
Exercise price per share on May 30, 2008 of securities underlying the Class A Warrants	$0.25
Total shares underlying Notes (at a conversion price of $0.20)	150,000,000
Total shares underlying Class A Warrants	75,000,000
Combined market price of the total number of shares (150,000,000) underlying the Notes using $0.30 market price	$45,000,000
Combined conversion price of shares underlying the Notes	$30,000,000
Total possible discount to market price of shares underlying the Notes	$15,000,000
Combined market price of the total number of shares (75,000,000) underlying the Class A Warrants using $0.30 market price	$22,500,000
Combined exercise price of shares underlying the Class A Warrants	$18,750,000
Total possible discount to market price of shares underlying the November Warrants	$3,750,000
Total possible discount to market price:	$18,375,000

The above disclosure has been added on page 4 of the prospectus included with Amendment No. 1.

Total Potential Profit from Other Securities

4.	There are no other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders.

Comparison of Issuer Proceeds to Potential Investor Profit

5.
The following is a table disclosing the gross proceeds paid or payable to the Company in connection with the November 2007 private placement of the Debentures and the November Warrants along with the payments required to be made by the issuer, the resulting net proceeds and the aggregate potential profit realizable by the selling shareholders as a result of discounts to the market price relating to the conversion price of the Debentures and the exercise price of the November Warrants :

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

	Amount	% of Net Proceeds
Gross proceeds paid to issuer:	$5,000,000
All payments that have been made by issuer:	$339,000	7.27%
Net proceeds to issuer:	$4,661,000	100.00%
Combined total possible profit as a result of discounted conversion price of the Debentures	$3,000,000	64.36%
Combined total possible profit as a result of discounted exercise price of the November Warrants	$800,000	17.16%

The following is a table disclosing the gross proceeds paid or payable to the Company in connection with the May 2008 private placement of the Notes and the Class A Warrants along with the payments required to be made by the issuer, the resulting net proceeds and the aggregate potential profit realizable by the selling shareholders as a result of discounts to the market price relating to the conversion price of the Notes and the exercise price of the Class A Warrants :

	Amount	% of Net Proceeds
Gross proceeds paid to issuer:	$30,000,000	-
All payments that have been made by issuer:	$1,690,010	5.97%
Net proceeds to issuer:	$28,309,990	100.00%
Combined total possible profit as a result of discounted conversion price of the Notes	$15,000,000	52.98%
Combined total possible profit as a result of discounted exercise price of the Class A Warrants	$3,750,000	13.25%

The above disclosure has been added on page 4 of the prospectus included with Amendment No. 1.

Prior Transactions between the Issuer and the Selling Shareholders

6.
The Company has not in the past been engaged in any prior securities transaction with any of the selling shareholders, any affiliates of the selling shareholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Comparison of Registered Shares to Outstanding Shares

7.
The following is a table comparing the shares outstanding prior to the November 2007 and May 2008 private placement transactions, number of shares registered by the selling shareholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

Number of shares outstanding prior to November 2007 private placement held by persons other than the selling shareholders, affiliates of the Company and affiliates of the selling shareholders	195,715,380
Number of shares outstanding prior to May 2008 private placement held by persons other than the selling shareholders, Affiliates of the Company and affiliates of the selling shareholders	194,815,380
Number of shares registered for resale by selling shareholders or affiliates in prior registration statements	0
Number of shares registered for resale by selling shareholders or affiliates of selling shareholders continue to be held by selling shareholders or affiliates of selling shareholder	0
Number of shares have been sold in registered resale by selling shareholders or affiliates of selling shareholders	0
Number of shares registered for resale on behalf of selling shareholders or affiliates of selling shareholders in current transaction (i)	266,000,000

(i) Includes (a) 25,000,000 shares issuable upon the conversion of the Debentures, (b) 16,000,000 shares issuable upon the exercise of the November Warrants, (c) 150,000,000 shares issuable upon the conversion of the Notes and (iv) 75,000,000 shares issuable upon the exercise of the Class A Warrants.

The above disclosure has been added on page 4 of the prospectus included with Amendment No. 1.

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Shareholder

8.
The Company has the intention, and the reasonable basis to believe, that it will have the financial ability to make all payments on the Debentures and the Notes when they become due and payable. The Company believes that because it has consistently strong revenues and net profit with a strong balance position, it will be able to meet its obligations under the Debentures and the Notes using the funds generated from its operations.

The above disclosure has been added on page 4 of the prospectus included with Amendment No. 1.

Based on information obtained from the selling shareholders, none of the selling shareholders have an existing short position in the Company’s stock.

Relationships between the Issuer and Selling Shareholders

9.
Other than its issuance and sale of (a) the Debentures and November Warrants in connection with the November 2007 private placement and (b) the Notes and Class A Warrants in connection with the May 2008 private placement to the selling shareholders, the Company has advised that in the past three years it has not engaged in any securities transaction with any of the selling shareholders, any affiliates of the selling shareholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). In addition, other than in connection with the contractual obligations set forth in (i) the November Securities Purchase Agreement and the Securities Purchase Agreement, (ii) the Debentures, November Warrants, Notes and Class A Warrants and (iii) the November Registration Rights Agreement and the Registration Rights Agreement, the Company has advised that it does not have any agreements or arrangements with the selling shareholders with respect to the performance of any current or future obligations.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

The above disclosure has been added on page 4 of the prospectus included with Amendment No. 1.

The Method by which the Number of Registered Shares was Determined

10.
Pursuant to registration rights agreements with the selling shareholders, the Company agreed to register the shares of common stock underlying the Debentures, November Warrants, Notes and Class A Warrants. The Company determined the number of shares it seeks to register by calculating the sum of the shares of common stock underlying the Debentures, November Warrants, Notes and Class A Warrants. The number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Identification of Natural Persons Exercising Voting or Dispositive Powers Over Shares Offered

11.	The disclosure has been revised to reflect the Staff’s comment.

12.
The Company respectfully submits that the resale of up to 266,000,000 shares of common stock issuable upon conversion of the Debentures and Notes and exercise of the November Warrants and Class A Warrants by the selling shareholders included in the Registration Statement is a secondary offering and not a primary offering and believes that its conclusion is fully supported by the facts and circumstances related thereto. The Company acknowledges that the aggregate number of securities being offered for resale is large in relation to its outstanding shares of common stock. The Company’s conclusion that the offering is a secondary offering is based upon, among other things, the following: (i) all of the shares being registered are issuable upon conversion/exercise of securities issued to accredited investors pursuant to the terms of private placements, whereby such terms were negotiated at arm’s length and with the investors bearing immediate and continuing economic and market risk of the securities purchased; (ii) to the Company’s knowledge, none of the selling shareholders is a broker-dealer, affiliate of a broker-dealer or otherwise engaged in the business of underwriting securities; and (iii) none of the affiliates have agreed to sell securities on behalf of the Company or otherwise agreed to act as an underwriter with respect to such securities. While presented for completeness, the Company does not believe that the percentages accurately reflect the ownership represented by the underlying shares held by certain of the selling shareholders since the terms of the overlying securities provide that none of the selling shareholders may own more than 9.99% of the Company’s outstanding common stock

Because the Company advises that none of the selling shareholders are acting on behalf of the Company and because the registration covers only securities being offered or sold by persons other than the Company or any of its affiliates, the Company believes that the resale of the shares pursuant to the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i). The Company has addressed each of the factors cited in the Staff’s comment below:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

The 266,000,000 shares being registered are issuable to the 13 selling shareholders named in the Registration Statement, as follows:

Name	Number of Shares Being Offered	Percentage of Overall Offering*
Pope Investments LLC	168,500,000	63.35%
Ardsley Partners Fund II, L.P.	11,812,500	4.44%
Ardsley Partners Institutional Fund L.P.	7,725,000	2.90%
Ardsley Partners Offshore Fund, Ltd.	7,912,500	2.97%
Marion Lynton	300,000	0.11%
MidSouth Investor Fund LP	2,250,000	0.85%
Sansar Capital Special Opportunity Master Fund, LP	41,250,000	15.51%
Ephraim Fields	375,000	0.14%
Hua-Mei 21st Century Partners, LP	13,500,000	5.08%
Guerilla Partners, LP	6,562,500	2.47%
Guerilla IRA Partners, LP	187,500	0.07%
Excalibur Special Opportunities, LP	3,750,000	1.41%
Whalehaven Capital Fund Ltd.	1,875,000	0.70%

*
Each selling shareholder shall not be entitled to effect a conversion or exercise a warrant to the extent that after such conversion or exercise the selling shareholder would beneficially own in excess of 9.99% of the Company’s existing shares of common stock.

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

Each of the selling shareholders received their securities in a private placement transaction. Pope Investments LLC received (i) 41,000,000 of the shares it is registering as the sole investor in the Company’s November 2007 private placement of the Debentures and November Warrants and (ii) 127,500,000 of the shares it is registering as one of the investors in the Company’s May 2008 private placement of the Notes and Class A Warrants. The other selling shareholders received the overlying securities for the shares they are registering as investors in the Company’s May 2008 private placement of the Notes and Class A Warrants. The negotiations of the terms of the November 2007 and May 2008 private placements were on an arms length basis. In each of the Company’s private placements, all of the securities were purchased by accredited investors for cash at a fixed price, and each investor represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each selling shareholder has borne, and continues to bear, the full economic and market risk of ownership.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

The Company has advised that none of the selling shareholders are an affiliate of the Company and that no selling shareholder is an officer or director of the Company or, together with its affiliates, beneficially owns more than 10% of the Company’s securities. Further, the terms of the overlying securities provide that none of the selling shareholders may own more than 9.99% of the Company’s outstanding common stock. None of the selling stockholders has a relationship with the Company other than an investor and shareholder. None of these selling shareholders have agreed to sell securities on behalf of the Company or otherwise agreed to act as an underwriter with respect to such securities.

•	Any relationships among the selling shareholders;

To the Company’s knowledge, there are no relationships among the selling stockholders, except that (i) Ardsley Advisory Partners is the investment advisor of Ardsley Partners Fund II, L.P., Ardsley Partners Institutional Fund, L.P., Ardsley Offshore Fund, Ltd. and Marion Lynton; and Philip J. Hempleman is the managing partner of Ardsley Advisory Partners and has sole voting and/or dispositive powers with respect to the shares being registered by Ardsley Partners Fund II, L.P., Ardsley Partners Institutional Fund, L.P., Ardsley Offshore Fund, Ltd. and Marion Lynton, and (ii) Peter Siris and Leigh S. Curry have shared voting and/or dispositive powers with respect to the shares being registered by Hua-Mei 21st Century Partners, LP, Guerilla Partners, LP and Guerilla IRA Partners, LP.

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

In connection with the November 2007 private placement, the Company received net proceeds of $4,661,000 and would receive $3,200,000 if all the November Warrants are exercised, for a total of $7,861,000. The dollar value of the 41,000,000 shares issuable to Pope Investments LLC in connection with the November 2007 private placement if all of the Debentures are converted and all of the November Warrants are exercised is $7,052,000,000, based on the closing price of $0.172 on August 14, 2008

In connection with the May 2008 private placement, the Company received net proceeds of $28,309,990 and would receive $18,750,000 if all the Class A Warrants are exercised, for a total of $47,059,990. The dollar value of the 225,000,000 shares issuable to the selling stockholders in connection with the May 2008 private placement if all of the Notes are converted and all of the Class A Warrants are exercised is $38,700,000 , based on the closing price of $0.172 August 14, 2008.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

In connection with the November 2007 and May 2008 private placements, the Company received aggregate net proceeds of $32,970,990 and would receive an aggregate of $21,950,000 if all the November Warrants and Class A Warrants are exercised, for an aggregate total of $54,920,990. The dollar value of the 266,000,000 shares issuable to the selling stockholders in connection with the November 2007 and May 2008 private placements and being registered by them in the offering is $54,530,000, based on the closing price of $0.172 on August 14, 2008.

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

As of August 14, 2008, the shareholders will not receive any discount on the purchase of the common stock underlying the overlying securities. The closing price was $0.172 on August 14, 2008, or an aggregate value of $45,752,000 if all of the overlying securities are converted or exercised, as compared to the $.20 conversion price of the Debentures (or an aggregate conversion price of $5,000,000), the $.20 exercise price of the November Warrants (or an aggregate exercise price of $3,200,000), the $.20 conversion price of the Notes (or an aggregate conversion price of $30,000,000) and the $.25 exercise price of the Class A Warrants (or an aggregate exercise price of $18,750,000), or an aggregate price of $56,950,000 if all of the overlying securities are converted or exercised.

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

To the Company’s knowledge, none of the selling shareholders is in the business of buying and selling securities.

Based on the foregoing, the Company believes that the sale of securities pursuant to the Registration Statement is a bona fide secondary offering. Again, the Company’s conclusion is based on, among other things, the fact that the securities were acquired by the selling shareholders for investment purposes and not with a view towards distribution, the selling shareholders are not engaged in the business of underwriting securities, and the selling shareholders are not a conduit through which the Company is otherwise attempting to sell securities to the public.

Signatures, page II-6

13.	The disclosure has been revised to reflect the Staff’s comment.

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
August 25, 2008

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either the undersigned at (212) 407-4159 or Neil S. Natale at (212) 407-4934. Thank you.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

cc:          Genesis Pharmaceuticals Enterprises, Inc.